CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Condensed Consolidated Interim Statement of Earnings and Comprehensive Income

(Unaudited - Expressed in thousands of U.S. Dollars, except per share amounts)

		Three Months Ended March 31,
			2010
	Notes	2011	(Note 23)

REVENUE
Oil sales, net of royalties and other	5	$52,863	$37,404
Derivative (loss) on commodity contracts		(551)	(22)
Finance revenue	7	62	4
		52,374	37,386

EXPENSES
Production and operating		7,547	5,787
General and administrative	6	4,519	3,356
Foreign exchange loss		121	164
Finance costs	7	1,343	485
Depletion, depreciation and amortization	12	7,760	6,253
Impairment of exploration and evaluation assets	11	11,660	-
		32,950	16,045

Earnings before income taxes		19,424	21,341

Income taxes - current		16,328	8,620
Income taxes - deferred		207	120
		16,535	8,740

NET EARNINGS AND COMPREHENSIVE INCOME FOR THE PERIOD		$2,889	$12,601

Earnings per share	19
Basic		$0.04	$0.19
Diluted		$0.04	$0.19
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

2	Q1 2011

Condensed Consolidated Interim Balance Sheets

(Unaudited - Expressed in thousands of U.S. Dollars)

			As at	As at
		As at	December 31, 2010	January 1, 2010
	Notes	March 31, 2011	(Note 23)	(Note 23)

ASSETS
Current
Cash and cash equivalents	8	$86,353	$57,782	$16,177
Accounts receivable	9	100,592	69,085	35,319
Derivative commodity contracts		116	303	-
Prepaids and other		1,812	2,867	1,909

		188,873	130,037	53,405

Non-Current
Restricted cash	10	2,223	3,387	-
Intangible exploration and evaluation assets	11	15,051	22,609	20,403
Property and equipment
Petroleum properties	12	185,944	178,639	144,009
Other assets	12	3,913	2,773	2,405
Goodwill	13	8,180	8,180	8,180

		$404,184	$345,625	$228,402

LIABILITIES
Current
Accounts payable and accrued liabilities	14	$53,590	$41,808	$14,879
Derivative commodity contracts		-	-	514
Current portion of long-term debt	15	-	-	49,799

		53,590	41,808	65,192

Non-Current
Long-term debt	15	56,731	86,420	-
Deferred taxes		35,414	35,207	33,313

		145,735	163,435	98,505

SHAREHOLDERS’ EQUITY
Share capital	17	153,309	80,106	66,106
Contributed surplus		5,952	5,785	8,057
Retained earnings		99,188	96,299	55,734

		258,449	182,190	129,897

		$404,184	$345,625	$228,402

See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Approved on behalf of the Board:

Signed by:

“Ross G. Clarkson”	“Fred J. Dyment”

Ross G. Clarkson	Fred J. Dyment
President and CEO,	Director
Director

3	Q1 2011

Consolidated Statement of Changes in Shareholders’ Equity

(Unaudited – Expressed in thousands of U.S. Dollars)

	Three Months Ended March 31,
			2010
	Notes	2011	(Note 23)

Share Capital
Balance, beginning of period		$80,106	$66,106
Stock options exercised	17	1,199	130
Share issuance	17	75,594	-
Share issue costs	17	(4,006)	-
Stock-based compensation on exercise	17	416	41

Balance, end of period		$153,309	$66,277

Contributed Surplus
Balance, beginning of period		$5,785	$8,057
Stock-based compensation expense	18	583	132
Transfer to share capital on exercise of options		(416)	(41)
Balance, end of period		$5,952	$8,148

Retained Earnings
Balance, beginning of period		$96,299	$55,734
Net earnings		2,889	12,601
Balance, end of period		$99,188	$68,335

See accompanying notes to the Condensed Consolidated Interim Financial Statements.

4	Q1 2011

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - Expressed in thousands of U.S. Dollars)

	Three Months Ended March 31,
			2010
	Notes	2011	(Note 23)

CASH FLOWS RELATED TO THE FOLLOWING
ACTIVITIES:

OPERATING
Net earnings for the period		$2,889	$12,601
Adjustments for:
Depletion, depreciation and amortization	12	7,760	6,253
Impairment of exploration and evaluation costs	11	11,660	-
Stock-based compensation	18	713	135
Finance costs		1,343	485
Income tax expense		16,535	8,740
Unrealized (gain) loss on commodity contracts		187	(344)
Unrealized loss on foreign currency translation		171	-
Interest paid		(632)	(396)
Taxes paid		(16,328)	(8,620)
Changes in non-cash working capital	22	(21,085)	(7,584)

Net cash generated by (used in) operating activities		3,213	11,270

INVESTING
Additions to petroleum properties		(16,094)	(6,548)
Additions to intangible exploration and evaluation assets		(1,960)	(1,895)
Additions to other assets		(437)	(289)
Changes in restricted cash		1,164	-

Net cash generated by (used in) investing activities		(17,327)	(8,732)

FINANCING
Issue of common shares for cash	17	76,793	130
Issue costs for common shares	17	(4,006)	-
Repayments of long-term debt		(30,000)	-

Net cash generated by (used in) financing activities		42,787	130

Currency translation differences relating to cash and cash equivalents		(102)	-

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		28,571	2,668

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		57,782	16,177

CASH AND CASH EQUIVALENTS, END OF PERIOD		$86,353	$18,845

See accompanying notes to the Condensed Consolidated Interim Financial Statements.

5	Q1 2011

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at March 31, 2011, December 31, 2010 and January 1, 2010 and for the periods ended March 31, 2011 and 2010 (Unaudited - Expressed in U.S. Dollars)

1. CORPORATE INFORMATION

TransGlobe Energy Corporation is a publicly listed company incorporated in Alberta, Canada and its shares are listed on the Toronto Stock Exchange (“TSX”) and NASDAQ Exchange (“NASDAQ”). The address of its registered office is 2300, 250 – 5th Street SW, Calgary, Alberta, Canada, T2P 0R4. TransGlobe Energy Corporation together with its subsidiaries (“TransGlobe” or the “Company”) is engaged primarily in oil exploration, development and production and the acquisition of properties.

2. BASIS OF PREPARATION Statement of compliance

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011, International Financial Reporting Standards (“IFRS”) will replace Canadian generally accepted accounting principles (“GAAP”, “Canadian GAAP” or “Cdn. GAAP”) for all publicly accountable profit-oriented enterprises.

These Condensed Consolidated Interim Financial Statements include the accounts of the Company as at March 31, 2011, December 31, 2010, January 1, 2010 and for the three month periods ended March 31, 2011 and 2010. These Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) and do not contain all the disclosures required for full annual financial statements.

Compliance with IAS 34 requires the Company to disclose information material to the understanding of the current interim period. These are the Company’s first Condensed Consolidated Interim Financial Statements for the first quarter of the period covered by the first consolidated annual financial statements presented in accordance with IFRS for the year ending December 31, 2011. Accordingly, IFRS 1 First-time Adoption of IFRS (“IFRS 1”) has been applied effective January 1, 2010 using IFRS in place as at January 1, 2011. The effect of transition from Canadian GAAP to IFRS is quantified in Note 23 and explained throughout the notes to the Condensed Consolidated Interim Financial Statements.

In 2011 and beyond, the Company may not provide the same amount of disclosure as the reader will be able to rely on these Condensed Consolidated Interim Financial Statements and/or the Annual Consolidated Financial Statements which will be prepared in accordance with IFRS.

These Condensed Consolidated Interim Financial Statements were authorized for issue by the Board of Directors on May 5, 2011.

Basis of measurement

The preparation of these Condensed Consolidated Interim Financial Statements resulted in changes to accounting policies and methods of computation as compared to the most recent Annual Financial Statements for the year-ended December 31, 2010 prepared under GAAP. Refer to Note 3, Significant Accounting Policies, for details of changes and Note 23, First Time Adoption of IFRS, for a reconciliation between the IFRS and GAAP computations. However, many disclosures, including nature of business and corporate information, have not changed and accordingly, these should be read in conjunction with the consolidated financial statements for the year-ended December 31, 2010 and the accompanying notes thereto.

The Company prepared these Condensed Consolidated Interim Financial Statements on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business as they become due. Accordingly, these Condensed Consolidated Interim Financial Statements have been prepared on a historical cost basis, except for cash and cash equivalents, restricted cash and derivative financial instruments that have been measured at fair value. The method used to measure fair value is discussed further in Notes 3 and 4.

Functional and presentation currency

In these Condensed Consolidated Interim Financial Statements, unless otherwise indicated, all dollar amounts are expressed in United States (U.S.) dollars, which is the Company’s functional currency. All references to US$ or to $ are to United States dollars and references to C$ are to Canadian dollars and all values are rounded to the nearest thousand except when otherwise indicated.

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these Condensed Consolidated Financial Statements and in preparing the opening IFRS statement of financial position at January 1, 2010 for the purposes of transition to IFRS.

6	Q1 2011

Basis of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The Condensed Consolidated Interim Financial Statements include the financial statements of the Company and its controlled subsidiaries.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

All intra-company transactions, balances, income and expenses, unrealized gains and losses are eliminated on consolidation.

Jointly controlled assets

A jointly controlled asset involves joint control and offers joint ownership by the Company and other venturers of assets acquired for the purpose of the joint venture, without the formation of a corporation, partnership or other entity. Interests in jointly controlled assets are accounted for using the proportionate consolidation method, whereby the Company’s proportionate share of revenues, expenses, assets and liabilities are included in the accounts.

Foreign currency translation

The Condensed Consolidated Interim Financial Statements are presented in U.S. dollars. The Company’s reporting and functional currency is the U.S. dollar as this is the principal currency of the primary economic environment the entity operates in and is normally the one in which it primarily generates and expends cash. Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies at the reporting date are re-translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between its functional currency equivalent at the beginning of the period or when the transaction was entered into if it occurred during the period and the functional currency equivalent translated at the exchange rate at the end of the period.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are re-translated to the functional currency at the exchange rate at the date that the fair value was determined. The foreign currency gain or loss on non-monetary items is the difference in fair value measured in the functional currency between measurement dates.

Foreign currency differences arising on re-translation are recognized in earnings, except for differences arising on the re-translation of available-for-sale equity instruments and available-for-sale non-monetary items, which are recognized in total comprehensive income and accumulated as a separate component in equity.

Use of estimates and judgments

Timely preparation of the financial statements in conformity with IFRS requires that management make estimates and assumptions and use judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

Specifically, amounts recorded for depletion, depreciation, amortization and accretion expense, fair value measurements, stock based compensation, financial derivative contracts, and amounts used in impairment tests for intangible assets, goodwill, and property, plant and equipment are based on estimates. These estimates include petroleum reserves, future petroleum prices, future interest rates and future costs required to develop those reserves as well as other fair value assumptions. By their nature, these estimates are subject to measurement uncertainty and changes in such estimates in future years could require a material change on the financial statements. The effect of these estimates, assumptions and the use of judgments are explained throughout the notes to the condensed consolidated interim financial statements. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

Financial instruments

Non-derivative financial instruments

Non-derivative financial instruments comprise investment in accounts receivable, cash and cash equivalents, restricted cash, loans and borrowings, and accounts payable and accrued liabilities. Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

7	Q1 2011

Financial assets at fair value through profit or loss

An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition, such as cash and cash equivalents, and restricted cash. Financial instruments are designated at fair value through profit or loss if the Company makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management strategy. Upon initial recognition, any transaction costs attributable to the financial instruments are recognized through earnings when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in earnings.

Other

Other non-derivative financial instruments, such as accounts receivable, loans and borrowings, and accounts payable and accrued liabilities are measured at amortized cost using the effective interest method, less any impairment losses

Derivative financial instruments

The Company has entered into certain financial derivative contracts in order to reduce its exposure to market risks from fluctuations in commodity prices. These instruments are not used for trading or speculative purposes. The Company has not designated its financial derivative contracts as effective accounting hedges, and thus has not applied hedge accounting, even though the Company considers all commodity contracts to be economic hedges. As a result, all financial derivative contracts are classified as fair value through profit or loss and are recorded on the balance sheet at fair value. Attributable transaction costs are recognized in earnings when incurred. The estimated fair value of all derivative instruments is based on quoted market prices and/or third party market indications and forecasts.

Embedded derivatives are derivatives embedded in a host contract. They are recorded separately from the host contract when their economic characteristics and risks are not clearly and closely related to those of the host contract, the terms of the embedded derivatives are the same as those of a freestanding derivative and the combined contract is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

The Company applies trade-date accounting for the recognition of a purchase of derivative contracts.

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity.

When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, is recognized as a deduction from equity. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit in the transaction is transferred to/from retained earnings.

Property and equipment and intangible exploration and evaluation assets

Recognition and measurement

The Company accounts for exploration and evaluation (“E&E”) costs, in accordance with the requirements of IFRS 6: “Exploration for and Evaluation of Mineral Resources.” E&E costs related to each license/prospect are initially capitalized within “intangible exploration and evaluation assets.” Such E&E costs may include costs of license acquisition, technical services and studies, seismic acquisition, exploration drilling and testing, directly attributable expenses, including remuneration of production personnel and supervisory management, and the projected costs of retiring the assets (if any), but do not include pre-licensing costs incurred prior to having obtained the legal rights to explore an area, which are expensed directly to earnings as they are incurred.

Tangible assets acquired for use in E&E activities are classified as other assets; however, to the extent that such a tangible asset is consumed in developing an intangible exploration asset, the amount reflecting that consumption is recorded as part of the cost of the intangible exploration and evaluation asset.

Intangible exploration and evaluation assets are not depleted. They are carried forward until technical feasibility and commercial viability of extracting a mineral resource is considered to be determined. The technical feasibility and commercial viability is considered to be determined when proved and/or probable reserves are determined to exist or they can be empirically supported with actual production data or conclusive formation tests. A review of each concession agreement is carried out at least annually. Intangible exploration and evaluation assets are transferred to petroleum properties as development and production (“D&P”) assets upon determination of technical feasibility and commercial viability.

Petroleum properties and other assets are measured at cost less accumulated depletion, depreciation, and amortization, and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, including qualifying E&E costs on reclassification from intangible exploration and evaluation assets, and for qualifying assets, where applicable, borrowing costs. When significant parts of an item of property and equipment have different useful lives, they are accounted for as separate items.

8	Q1 2011

As at January 1, 2010, the date of transition to IFRS, the cost of petroleum properties and other assets was determined by reference to IFRS 1: “First-time Adoption of International Financial Reporting Standards”. The methodology adopted for initial recognition of these costs at transition was the cost model, whereby all non-petroleum assets and all E&E assets were measured at the amount recognized under the Company’s previous accounting framework, Canadian GAAP, and assets in the development and production phases were measured at the amount determined for the cost centre to which they relate. The adopted process allocated the development and production asset amounts to the underlying assets pro rata based on reserve values as at the date of transition.

Gains and losses on disposal of items of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized in earnings immediately.

Subsequent costs

Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property and equipment are recognized as petroleum properties or other assets only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in earnings as incurred. Such capitalized property and equipment generally represent costs incurred in developing Proved and/or Probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis.

The carrying amount of any replaced or sold component is derecognized.

Depletion, depreciation and amortization

The depletion, depreciation and amortization of petroleum properties and other assets, and any eventual reversal thereof, are recognized in earnings.

The net carrying value of D&P assets included in petroleum properties is depleted using the unit of production method by reference to the ratio of production in the year to the related proved and probable reserves using estimated future prices and costs. Costs subject to depletion include estimated future development costs necessary to bring those reserves into production. These estimates are reviewed by independent reserve engineers at least annually.

Proved and probable reserves are estimated using independent reserve evaluator reports and represent the estimated quantities of crude oil, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be recoverable in future years from known reservoirs and which are considered commercially viable. The specified degree of certainty must be a minimum 90% statistical probability that the actual quantity of recoverable reserves will be more than the amount estimated as proved and a minimum 50% statistical probability for proved and probable reserves to be considered commercially viable.

Furniture and fixtures and vehicles are depreciated at declining balance rates of 20% to 30% and on a straight-line basis over their estimated useful lives, respectively.

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

Goodwill

Goodwill arises on the acquisition of businesses.

Recognition and measurement

For acquisitions on or after January 1, 2010, goodwill represents the excess of the cost of the acquisition over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree. When the excess is negative (negative goodwill), it is recognized immediately in earnings.

Goodwill arising on the acquisition of a minority interest represents the excess of the cost of the additional investment over the carrying amount of the interest in the net assets acquired at the date of exchange.

Subsequent measurement

Goodwill is measured at cost less accumulated impairment losses.

Goodwill is not amortized but instead tested for impairment annually.

Impairment

Financial assets

(i) Assets carried at amortized cost

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of the asset.

9	Q1 2011

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. All impairment losses are recognized in profit or loss. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. Any such reversal is recognized in profit or loss.

(ii) Available–for-sale assets

An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in equity through its decline in value before impairment is transferred from equity to profit or loss.

Non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment, except for E&E assets, inventories and deferred tax assets, which are reviewed when circumstances indicate impairment may exist and at least annually, as discussed in more detail below. If any such indication exists, then the asset’s recoverable amount is estimated.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit or “CGU”). The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. The Company’s CGU’s are not larger than a segment. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGU’s are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro-rata basis.

Impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been recognized.

For goodwill, the recoverable amount is estimated each year at the same time. An impairment loss in respect of goodwill is calculated by reference to the recoverable amount determined at that time. Costs of exploring for and evaluating petroleum properties are capitalized and the resulting intangible E&E assets are tested for impairment by reference to CGU’s. E&E assets are assessed for impairment when they are reclassified to petroleum properties and also if facts and circumstances suggest that the carrying amount exceeds the recoverable amount. Any resulting impairment loss is recognized through earnings.

The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to CGU’s that are expected to benefit from the synergies of the combination. E&E assets are allocated to the CGU’s when they are assessed for impairment, both at the time of any triggering facts and circumstances as well as upon their eventual reclassification to D&P assets (petroleum properties).

An impairment loss in respect of goodwill is not reversed.

Share-based payment transactions

Equity-settled transactions

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which equity instruments are granted and is recognized as an expense over the vesting period, which ends on the date on which the relevant employees become fully entitled to the award. Fair value is determined by using the lattice-based binomial option pricing model. In valuing equity-settled transactions, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the company (market conditions). Awards where vesting is conditional upon a market condition are treated as vesting regardless of whether the market condition is satisfied as long as all other conditions are satisfied. An estimated forfeiture rate is taken into consideration when assigning a fair value to options granted such that no expense is recognized for awards that do not ultimately vest.

At each financial reporting date before vesting, the cumulative expense is calculated; representing the extent to which the vesting period has expired and management’s best estimate of the number of equity instruments that will ultimately vest. The movement in cumulative expense since the previous financial reporting date is recognized in earnings, with a corresponding entry in equity.

10	Q1 2011

When the terms of an equity-settled award are modified or a new award is designated as replacing a cancelled or settled award, the cost based on the original award terms continues to be recognized over the remainder of the new vesting period for the incremental fair value of any modification, based on the difference between the fair value of the original award and the fair value of the modified award, both as measured on the date of the modification. No reduction is recognized if this difference is negative.

Cash-settled transactions

The cost of cash-settled transactions is measured at fair value using the lattice-based binomial pricing model and recognized as an expense over the vesting period, with a corresponding liability recognized on the balance sheet.

The grant date fair value of options granted to employees is recognized as compensation expense, within general and administrative expenses, with a corresponding increase in accounts payable and accrued liabilities, over the period that the employees become unconditionally entitled to the options. The amount recognized as an expense is adjusted to reflect the actual number of share options for which the related service and non-market vesting conditions are met. Until the liability is ultimately settled, it is re-measured at each reporting date with changes to fair value recognized through profit or loss.

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are not recognized for future operating losses.

Revenue recognition

Revenues associated with the sales of the Company’s crude oil are recognized by reference to actual volumes produced and quoted market prices in active markets for identical assets, adjusted according to specific terms and conditions in partner agreements, when the significant risks and rewards of ownership have been transferred, which is when title passes from the Company to its customer. Crude oil produced and sold by the Company below or above its working interest share in the related resource properties results in production under-liftings or over-liftings. Under-liftings are recorded as inventory and over-liftings are recorded as deferred revenue.

International operations conducted pursuant to Production Sharing Agreements and Production Sharing Concessions (together defined as “PSAs”) are reflected in the Condensed Consolidated Interim Financial Statements based on the Company’s working interest in such operations. The Company and other non-governmental partners pay all operating and capital costs for exploring and developing the PSA. Each PSA establishes specific terms for the Company to recover these costs (Cost Recovery Oil) and to share in the production sharing oil. Cost Recovery Oil is determined in accordance with a formula that is generally limited to a specified percentage of production during each fiscal year. Production sharing oil is that portion of production remaining after Cost Recovery Oil and is shared between the joint interest partners and the government of each country, varying with the level of production. Production sharing oil that is attributable to the government includes an amount in respect of all income taxes payable by the Company under the laws of the respective country. Revenue represents the Company’s share and is recorded net of royalty payments to government and other mineral interest owners. For the Company’s international operations, all government interests, except for income taxes, are considered royalty payments. The Company’s revenue also includes the recovery of costs paid on behalf of foreign governments in international locations.

Finance revenue and costs

Finance revenue comprises interest income on funds invested and positive changes in the fair value of financial assets or liabilities measured at fair value through profit or loss. Interest income is recognized as it accrues in earnings, using the effective interest rate method.

Finance costs comprises interest expense on borrowings, unwinding of the discount on provisions, negative changes in the fair value of financial assets or liabilities measured at fair value through profit or loss, and impairment losses recognized on financial assets.

Borrowing costs incurred for qualifying assets are capitalized during the period of time that is required to complete and prepare the assets for their intended use or sale. Qualifying assets are those that necessarily take a substantial period of time to get ready for their intended use or sale. All other borrowing costs are recognized in earnings using the effective interest method.

The capitalization rate used to determine the amount of borrowing costs to be capitalized is the weighted average interest rate applicable to the Company’s outstanding borrowings during the year.

Foreign currency gains and losses, reported under finance revenue and costs, are reported on a net basis.

Income tax

The Company’s contractual arrangements in foreign jurisdictions stipulate that income taxes are paid by the respective government out of its entitlement share of production sharing oil. Such amounts are included in current income tax expense at the statutory rate in effect at the time of production.

11	Q1 2011

The Company determines the amount of deferred income tax assets and liabilities based on the difference between the carrying amounts of the assets and liabilities reported for financial accounting purposes from those reported for tax. Deferred income tax assets and liabilities are measured using the substantively enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled.

Future changes to accounting policies

As at the date of authorization of these financial statements the following Standards and Interpretations which have not yet been applied in these financial statements were in issue but not yet effective:

IFRS 7 (revised) “Financial Instruments: Disclosures”

IFRS 9 (revised) “Financial Instruments: Classification and Measurement”

4. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair Values of Financial Instruments

The Company has classified its cash and cash equivalents and restricted cash as assets held for trading and its derivative commodity contracts as financial assets or liabilities held for trading, which are both measured at fair value with changes being recognized through profit or loss. Accounts receivable are classified as loans and receivables; accounts payable and accrued liabilities, and long-term debt are classified as other liabilities, all of which are measured initially at fair value, then at amortized cost after initial recognition.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

	March 31, 2011		December 31, 2010		January 1, 2010
Classification (000s)	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value	Value	Value
Financial assets held-for-trading	$88,692	$88,692	$61,472	$61,472	$16,177	$16,177
Loans and receivables	100,592	100,592	69,085	69,085	35,319	35,319
Financial liabilities held-for-trading	-	-	-	-	514	514
Other liabilities	110,321	113,590	128,228	131,808	64,678	64,879

Assets and liabilities at March 31, 2011 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.

The Company’s cash and cash equivalents, restricted cash and derivative commodity contracts are assessed on the fair value hierarchy described above. TransGlobe’s cash and cash equivalents and restricted cash are classified as Level 1 and derivative commodity contracts as Level 2. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level.

Overview of Risk Management

The Company’s activities expose it to a variety of financial risks that arise as a result of its exploration, development, production and financing activities:

•	Credit risk
•	Market risk
•	Liquidity risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these Condensed Consolidated Interim Financial Statements.

The Board of Directors oversees management’s establishment and execution of the Company’s risk management framework. Management has implemented and monitors compliance with risk management policies. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.

Credit risk

Credit risk is the risk of loss if the counterparties do not fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to accounts receivable, the majority of which are in respect of oil operations, and derivative commodity contracts. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit and an insurance program on a portion of the receivable balance. The Company has not experienced any material credit losses in the collection of accounts receivable to-date.

12	Q1 2011

Trade and other receivables are analyzed in the table below. The majority of these receivables are due from the Egyptian Government, and the recent political unrest in the country has increased the delay in payments, which increases TransGlobe’s credit risk. Despite these factors, the Company still expects to collect in full all outstanding receivables.

(000s)
Trade and other receivables at March 31, 2011
Neither impaired nor past due	$29,679
Impaired (net of valuation allowance)	-
Not impaired and past due in the following period:
Within 30 days	10,482
31-60 days	10,454
61-90 days	9,071
Over 90 days	40,906

In Egypt, the Company sold all of its 2011 and 2010 production to one purchaser. In Yemen, the Company sold all of its 2011 and 2010 Block 32 production to one purchaser and all of its 2011 and 2010 Block S-1 production to one purchaser. Management considers such transactions normal for the Company and the international oil industry in which it operates.

Subsequent to March 31, 2011, the Company collected $59.1 million of the receivables that were outstanding at the end of the quarter.

Market risk

Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of a business. The market price movements that the Company is exposed to include oil prices (commodity price risk), foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Commodity price risk

The Company’s operational results and financial condition are partially dependent on the commodity prices received for its oil production. Commodity prices have fluctuated significantly during recent years.

Any movement in commodity prices would have an effect on the Company’s financial condition. Therefore, the Company has entered into various financial derivative contracts to manage fluctuations in commodity prices in the normal course of operations. The following contracts are outstanding as at March 31, 2011:

			Dated Brent Pricing
Period	Volume	Type	Put
Crude Oil
April 1, 2011-December 31, 2011	40,000 Bbl/month	Financial Floor	$65.00
April 1, 2011-December 31, 2011	20,000 Bbl/month	Financial Floor	$75.00

The estimated fair value of unrealized commodity contracts is reported on the Condensed Consolidated Interim Statement of Financial Position, with any change in the unrealized positions recorded to income. The Company assessed these instruments on the fair value hierarchy and has classified the determination of fair value of these instruments as Level 2, as the fair values of these transactions are based on an approximation of the amounts that would have been received from counter-parties to settle the transactions outstanding as at the date of the Condensed Consolidated Balance Sheets with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

When assessing the potential impact of commodity price changes on its financial derivative commodity contracts, the Company believes 10% volatility is a reasonable measure. The effect of a 10% increase in commodity prices on the derivative commodity contracts would decrease the net earnings, for the three months ended March 31, 2011, by $0.1 million. The effect of a 10% decrease in commodity prices on the derivative commodity contracts would increase the net earnings, for the three months ended March 31, 2011, by $0.1 million.

Foreign currency exchange risk

As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the Company’s exposure to foreign currency exchange risk relates to certain cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities denominated in Canadian dollars. When assessing the potential impact of foreign currency exchange risk, the Company believes 10% volatility is a reasonable measure. The Company estimates that a 10% increase in the value of the Canadian dollar against the U.S. dollar would result in an increase in the net earnings for the three months ended March 31, 2011, of approximately $0.6 million and conversely a 10% decrease in the value of the Canadian dollar against the U.S. dollar would decrease the net earnings by $0.8 million for the same period. The Company does not utilize derivative instruments to manage this risk.

13	Q1 2011

Interest rate risk

Fluctuations in interest rates could result in a significant change in the amount the Company pays to service variable-interest, U.S.-dollar-denominated debt. No derivative contracts were entered into during 2011 to mitigate this risk. When assessing interest rate risk applicable to the Company’s variable-interest, U.S.-dollar-denominated debt the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would decrease the Company’s net earnings, for the three months ended March 31, 2011, by $0.2 million. The effect of interest rates decreasing by 1% would increase the Company’s net earnings, for the three months ended March 31, 2011, by $0.2 million.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt.

The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. The following are the contractual maturities of financial liabilities at March 31, 2011:

(000s)	Payment Due by Period[1,2]
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes-Liability	$53,590	$53,590	$-	$-	$-
Long-term debt	Yes-Liability	60,000	-	38,736	21,264	-
Office and equipment leases	No	10,546	1,318	3,252	1,934	4,042
Minimum work commitments[3]	No	1,750	1,750	-	-	-

Total		$125,886	$56,658	$41,988	$23,198	$4,042

1	Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments required to settle derivatives.
2.	Payments denominated in foreign currencies have been translated at March 31, 2011 exchange rates.
3.	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

The Company actively monitors its liquidity to ensure that its cash flows, credit facilities and working capital are adequate to support these financial liabilities, as well as the Company’s capital programs. In addition, the Company raised gross proceeds of C$75.0 million (US$75.6 million) in the first quarter of 2011 through an equity offering.

The existing banking arrangements at March 31, 2011 consist of a Borrowing Base Facility of $100.0 million of which $60.0 million is drawn.

Capital disclosures

The Company’s objectives when managing capital are to ensure the Company will have the financial capacity, liquidity and flexibility to fund the ongoing exploration and development of its petroleum assets. The Company relies on cash flow to fund its capital investments. However, due to long lead cycles of some of its developments and corporate acquisitions, the Company’s capital requirements may exceed its cash flow generated in any one period. This requires the Company to maintain financial flexibility and liquidity. The Company sets the amount of capital in proportion to risk and manages to ensure that the total of the long-term debt is not greater than two times the Company’s funds flow from operations for the trailing twelve months. For the purposes of measuring the Company’s ability to meet the above stated criteria, funds flow from operations is defined as the profit or loss before any deduction for depletion, depreciation and accretion, amortization of deferred financing charges, non-cash stock-based compensation, and non-cash derivative (gain) loss on commodity contracts. Funds flow from operations is a non-IFRS measure and may not be comparable to similar measures used by other companies.

The Company defines and computes its capital as follows:

	As at	As at	As at
(000s)	March 31, 2011	December 31, 2010	January 1, 2010
Shareholders’ equity	$258,449	$182,190	$129,897
Long-term debt, including the current portion (net of unamortized transaction costs)	56,731	86,420	49,799
Cash and cash equivalents	(86,353)	(57,782)	(16,177)

Total capital	$228,827	$210,828	$163,519

14	Q1 2011

The Company’s debt-to-funds flow ratio is computed as follows:

	12 months trailing
(000s)	March 31, 2011	December 31, 2010
Long-term debt, including the current portion (net of unamortized transaction costs)	$56,731	$86,420
Cash flow from operating activities	46,535	54,592
Changes in non-cash working capital	31,887	18,386
Funds flow from operations	$78,422	$72,978
Ratio	0.7	1.2

The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two completed fiscal years. These objectives and strategy are reviewed on an annual basis. The Company believes that its ratios are within reasonable limits, in light of the relative size of the Company and its capital management objectives. The Company is also subject to financial covenants in the Borrowing Base Facility that existed as at March 31, 2011. The key financial covenants are as follows:

  Consolidated Financial Indebtedness to EBITDAX will not exceed 3.0 to 1.0. For the purposes of this calculation, Consolidated Financial Indebtedness shall mean the aggregate of all Financial Indebtedness of the Company. EBITDAX shall be defined as Consolidated Net Income before interest, income taxes, depreciation, depletion, amortization, accretion of abandonment liability, unrealized hedging losses and other similar non-cash charges (including expenses related to stock options), minus unrealized hedging gains and all non-cash income added to Consolidated Net Income.
  Current ratio (current assets to current liabilities, excluding the current portion of long-term debt) of greater than 1.0 to 1.0.

The Company is in compliance with all financial covenants at March 31, 2011.

5. OIL REVENUE

	Three Months Ended March 31
(000s)	2011	2010
Oil sales	$97,995	$61,651
Less: Royalties and other	45,132	24,247

Oil sales, net of royalties and other	$52,863	$37,404

6. PERSONNEL EXPENSES

The aggregate payroll expense of employees and executive management recognized in general and administrative expenses was as follows:

(000s)	Three Months Ended March 31
	2011	2010
Wages, salaries and benefits	$2,607	$2,197
Equity-settled share-based payment transactions	583	132
Cash-settled share-based payment transactions	130	2
Total employee remuneration	3,320	2,331
Capitalized portion of total remuneration	(362)	(164)
	$2,958	$2,167

7. FINANCE REVENUE AND COSTS

Finance revenue relates to interest earned on the Company’s bank account balances and term deposits.

Finance costs recognized in earnings were as follows:

(000s)	Three Months Ended March 31
	2011	2010
Interest expense	$1,031	$396
Amortization of deferred financing costs	312	89

Finance costs	$1,343	$485

15	Q1 2011

8. CASH AND CASH EQUIVALENTS

Cash is comprised of cash on hand and balances with banks. There were no term deposits outstanding as at March 31, 2011, December 31, 2010 or January 1, 2010 with maturities longer than three months.

The Company’s exposure to interest rate risk is disclosed in Note 4.

9. ACCOUNTS RECEIVABLE

Accounts receivable is comprised of current trade receivables due from third parties. There were no amounts due from related parties and no loans to management or employees as at March 31, 2011, December 31, 2010, or January 1, 2010.

The Company’s exposure to credit, currency and interest rate risks related to trade and other receivables is disclosed in Note 4.

10. RESTRICTED CASH

As at March 31, 2011, the Company had restricted cash of $2.2 million (December 31, 2010 - $3.4 million and January 1, 2010 -$Nil) set aside in a debt service reserve account, as required by the Borrowing Base Facility (Note 15). This represents the aggregate amount of interest for six months on the loan balance outstanding based on the five-year forward interest strip. Amounts are deposited as required to maintain minimum reserve requirements.

11. INTANGIBLE EXPLORATION AND EVALUATION ASSETS

(000s)
Balance at January 1, 2010	$20,403
Additions	13,000
Transferred to property and equipment	(10,794)
Balance at December 31, 2010	22,609
Additions	4,102
Impairment loss	(11,660)

Balance at March 31, 2011	$15,051

The Company recorded an impairment loss in the amount of $11.7 million during the three-month period ended March 31, 2011. The impairment relates to Nuqra Block 1 in Egypt and represents all intangible exploration and evaluation asset costs carried at Nuqra as at March 31, 2011. It was determined that an impairment loss was necessary as no commercially viable quantities of oil have been discovered at Nuqra. The Company no longer has a firm plan for further expenditures on exploration and evaluation at Nuqra at this time.

There were no intangible exploration and evaluation asset impairment losses determined for the 12 months ended December 31, 2010, or the three months ended March 31, 2010, nor were there any impairment losses determined on transition at January 1, 2010.

12. PROPERTY AND EQUIPMENT

	Petroleum
(000s)	Properties	Other Assets	Total
Cost or deemed cost at January 1, 2010	$144,009	$4,420	$148,849
Additions	51,051	1,293	52,344
Transferred from exploration and evaluation assets	10,794	-	10,794
Balance at December 31, 2010	205,854	5,713	211,567
Additions	14,762	1,443	16,205
Balance at March 31, 2011	$220,616	$7,156	$227,772

Accumulated depletion, depreciation, amortization and impairment losses at January 1, 2010	$-	$2,015	$2,015
Depletion, depreciation and amortization for the period	27,215	925	28,140
Balance at December 31, 2010	27,215	2,940	30,155
Depletion, depreciation and amortization for the period	7,457	303	7,760
Balance at March 31, 2011	$34,672	$3,243	$37,915

Net Book Value
At January 1, 2010	$144,009	$2,405	$146,414
At December 31, 2010	178,639	2,773	181,412
At March 31, 2011	$185,944	$3,913	$189,857

16	Q1 2011

Future development costs of $60.6 million (2010 - $69.2 million) for Proved and Probable reserves were included in the depletion calculation for the three months ended March 31, 2011.

13. GOODWILL

(000s)	Goodwill
Cost, January 1, 2010	$8,180
Acquisitions through business combinations	-
Balance at December 31, 2010	8,180
Acquisitions through business combinations	-
Balance at March 31, 2011	$8,180

Goodwill was assessed for impairment as at January 1, 2010, December 31, 2010 and March 31, 2011. The after-tax cash flows used to determine the recoverable amounts of the cash-generating units were discounted using an estimated year-end weighted average cost of capital of 14%. As at January 1, 2010, December 31, 2010 and March 31, 2011, the recoverable amounts exceeded the aggregated carrying values of the cash-generating units, therefore no impairment was recognized.

14. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities are comprised of current trade payables and accrued expenses due to third parties. There were no amounts due to related parties as at March 31, 2011, December 31, 2010 or January 1, 2010.

The Company’s exposure to currency and liquidity risk related to trade and other payables is disclosed in Note 4.

15. LONG-TERM DEBT

The contractual terms of the Company’s interest-bearing loans and borrowings are measured at amortized cost. As at March 31, 2011, the only significant interest-bearing loans and borrowings related to the Borrowing Base Facility described below. For more information about the Company’s exposure to interest rate, foreign currency and liquidity risk, see Note 4.

	March 31,	December 31,	January 1,
	2011	2010	2010
Bank debt	$60,000	$90,000	$50,000
Deferred financing costs	(3,269)	(3,580)	(201)
	56,731	86,420	49,799

Current portion of long-term debt	-	-	49,799

	$56,731	$86,420	$-

On July 22, 2010, the Company entered into a five-year $100.0 million Borrowing Base Facility and paid out the previous Revolving Credit Agreement. The Borrowing Base Facility is secured by a pledge over certain bank accounts, a pledge over the Company’s subsidiaries, and a fixed and floating charge over certain assets. The credit facility bears interest at the LIBOR rate plus an applicable margin, which ranges from 3.75% to 4.75% and is dependent on the amount drawn. During the three months ended March 31, 2011, the average effective interest rate was 7.7% (2010 – 3.1%) . As repayments on the Borrowing Base Facility are not expected to commence until 2013, the entire balance has been presented as a long-term liability on the Condensed Consolidated Interim Balance Sheets. Repayments will be made on a semi-annual basis in order to reduce amount borrowed to an amount no greater than the Borrowing Base. The amount of the Borrowing Base may fluctuate over time and is determined principally by the net present value of the Company’s Proved and Probable reserves over the term of the facility, up to a predefined commitment amount which is subject to pre-determined semi-annual reductions. Accordingly, for each balance sheet date, the timing of repayment is estimated based on the most recent redetermination of the Borrowing Base and repayment schedules may change in future periods.

The estimated future debt payments on long-term debt, as of March 31, 2011 are as follows:

(000s)
2011	$-
2012	-
2013	26,803
2014	24,743
2015	8,454

$60,000

17	Q1 2011

16. COMMITMENTS AND CONTINGENCIES

On March 25, 2011, the Company entered into an agreement to acquire a 100% working interest in the West Bakr Concession agreement in the Arab Republic of Egypt from the Egyptian Petroleum Development Co. Ltd. (of Japan) (“EPEDECO”), subject to the approval of the Egyptian Government and customary closing conditions. The Company has structured the transaction as an all-cash deal, effective July 1, 2010, to acquire all the Egyptian assets of EPEDECO, funded through working capital and the existing Borrowing Base Facility. Consideration for the transaction is $60 million plus or minus adjustments to be determined based on customary due diligence and other closing conditions. Because of uncertainty related to the amount of closing adjustments affecting total consideration and the successful approval of the transaction by the Egyptian Government, management is not able to estimate the amount of any contingent assets or liabilities nor provide any assurances that it will successfully close the subject transaction. Accordingly, no amount has been accrued in these condensed consolidated interim financial statements related to the contingency.

The Company is subject to certain office and equipment leases (Note 4).

Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Interest Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well. The first, 36-month exploration period commenced March 8, 2008. During the first quarter of 2011, the Contractor received an extension on the first exploration period to September 8, 2011 and subsequently has declared Force Majeure under the PSA due to logistic and security issues. The Company issued a $1.5 million letter of credit (expiring November 15, 2011) to guarantee the Company’s performance under the first exploration period. The letter is secured by a guarantee granted by Export Development Canada.

Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib Concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $2.0 million if incremental reserve thresholds are reached in the South Rahmi development lease to be evaluated annually. As at December 31, 2010, no additional fees are due in 2011.

Pursuant to a one-year extension to the West Hoshia development lease, which is part of the Concession agreement for West Gharib in Egypt, the Company provided a $1.0 million production guarantee to drill one exploration well prior to October 14, 2011.

In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

Although the Company believes that it has title to its petroleum properties, it cannot control or completely protect itself against the risk of title disputes or challenges.

The Company is not aware of any material provisions or other contingent liabilities as at March 31, 2011.

17. SHARE CAPITAL Authorized

The Company is authorized to issue an unlimited number of common shares with no par value.

Issued

	Three Months Ended		Year Ended
	March 31, 2011		December 31, 2010
(000s)	Shares	Amount	Shares	Amount
Balance, beginning of period	67,576	$80,106	65,399	$66,106
Share issuance	5,000	75,594	-	-
Stock options exercised	341	1,199	2,177	9,959
Stock-based compensation on exercise	-	416	-	4,041
Share issue costs	-	(4,006)	-	-

Balance, end of period	72,917	$153,309	67,576	$80,106

On February 1, 2011, the Company closed an equity offering of 5,000,000 common shares at C$15.00 per common share for gross proceeds of C$75.0 million (US$75.6 million).

18. SHARE-BASED PAYMENTS

The Company adopted a stock option plan in May 2007 (the “Plan”) and reapproved unallocated options issuable pursuant to the Plan in May 2010. The number of Common Shares that may be issued pursuant to the exercise of options awarded under the Plan and all other Security Based Compensation Arrangements of the Company is 10% of the common shares outstanding from time to time. All incentive stock options granted under the Plan have a per-share exercise price not less than the trading market value of the common shares at the date of grant. All grants of stock options vest one-third on each of the first, second and third anniversaries of the grant date. Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value and the resulting fair value is amortized over the vesting period of the respective tranches.

18	Q1 2011

The following tables summarize information about the stock options outstanding and exercisable at the dates indicated:

	Three Months Ended		Year Ended
	March 31, 2011		December 31, 2010
	Number	Weighted-	Number	Weighted-Average
	of	Average Exercise	of	Exercise
(000s, except per share amounts)	Options	Price (C$)	Options	Price (C$)
Options outstanding, beginning of period	4,156	4.89	5,478	4.12
Granted	100	13.19	1,430	7.22
Exercised	(341)	3.75	(2,177)	4.67
Forfeited	(32)	4.98	(575)	4.04

Options outstanding, end of period	3,883	5.19	4,156	4.89

Options exercisable, end of period	1,177	3.89	1,366	3.80

	Options Outstanding			Options Exercisable
		Weighted-			Weighted-
	Number	Average	Weighted-		Average
	Outstanding at	Remaining	Average	Number Exercisable	Remaining	Weighted-Average
Exercise Prices	Mar. 31, 2011	Contractual	Exercise Price	at Mar. 31, 2011	Contractual	Exercise
(C$)	(000s)	Life (Years)	($C)	(000s)	Life (Years)	Price (C$)
2.22-3.50	1,441	2.9	2.97	530	2.8	2.90
3.51-5.00	1,042	2.5	4.55	528	2.1	4.60
5.01-6.50	194	2.5	5.47	119	1.5	5.18
6.51-8.00	812	4.1	7.35	-	-	-
8.01-15.12	394	4.5	10.43	-	-	-
	3,883	3.2	5.19	1,177	2.3	3.89

Stock–based compensation

Compensation expense of $0.6 million has been recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income and Changes in Shareholders’ Equity during the first quarter of 2011 (2010 - $0.1 million) in respect of equity-settled share-based payment transactions. The fair value of all common stock options granted is estimated on the date of grant using the lattice-based binomial option pricing model. The weighted average fair value of options granted during the period and the assumptions used in their determination are as noted below:

	2011	2010
Weighted-average fair market value per option (C$)	4.41	1.50
Risk free interest rate (%)	2.18	2.80
Expected volatility (%)	49.13	51.80
Dividend per share	0.00	0.00
Expected forfeiture rate (non-executive employees) (%)	10.36	5.81
Suboptimal exercise factor	1.25	1.25

Options granted vest annually over a three-year period and expire five years after the grant date. During the three month period ended March 31, 2011, employees exercised 341,000 (2010 – 48,000) stock options. In accordance with International Financial Reporting Standards, the fair value related to these options was $0.4 million (2010 - $0.1 million) at time of grant and has been transferred from contributed surplus to common shares.

19	Q1 2011

Share appreciation rights plan

In addition to the Company’s stock option plan, the Company also issues share appreciation rights (“units”) under the share appreciation rights plan, which was adopted in March 2010. Share appreciation rights are similar to stock options except that the holder does not have the right to purchase the underlying share of the Company but receives cash. Units granted under the share appreciation rights plan vest one-third on each of the first, second and third anniversaries of the grant date. Share appreciation rights granted expire five years after the grant date. The following table summarizes information about the share appreciation rights outstanding and exercisable at the dates indicated:

	Three Months Ended		Year Ended
	March 31, 2011		December 31, 2010
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise Price	of	Exercise
(000s, except per share amounts)	Units	(C$)	Units	Price (C$)
Units outstanding, beginning of period	150	6.61	-	-
Granted	-	-	150	6.61
Exercised	-	-	-	-
Forfeited	-	-	-	-

Units outstanding, end of period	150	6.61	150	6.61

Units exercisable, end of period	20	4.61	-	-

Compensation expense of $0.1 million has been recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income for the three-month period ended March 31, 2011 (2010 - $Nil) in respect of cash-settled, share-based payment transactions. The carrying amount of liabilities for cash-settled arrangements and the total fair value of the liability for vested benefits as at March 31, 2011 were $0.7 million (2010 - $Nil) and $0.2 million (2010 -$Nil), respectively.

19. PER SHARE AMOUNTS

In calculating the profit per share, basic and diluted, the following weighted average shares were used:

(000s)	March 31, 2011	March 31, 2010
Weighted average number of shares outstanding	71,103	65,432
Dilution effect stock options	2,662	1,118
Weighted average number of diluted shares outstanding	73,765	66,550

In determining diluted earnings per share, the Company assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted average number of diluted common shares outstanding for the three months ended March 31, 2011, the Company excluded 60,000 stock options (2010 – 2,222,000) as their exercise price was greater than the average common share market price in the respective periods.

20. RELATED PARTY DISCLOSURES

Details of controlled entities are as follows:

	Country of	Ownership Interest 2011	Ownership Interest 2010
	Incorporation	(%)	(%)
TransGlobe Petroleum International Inc.	Turks & Caicos	100	100
TG Holdings Yemen Inc.	Turks & Caicos	100	100
TG West Yemen Inc.	Turks & Caicos	100	100
TransGlobe Petroleum Egypt Inc.	Turks & Caicos	100	100
TransGlobe West Bakr Inc.	Turks & Caicos	100	100
TransGlobe West Gharib Inc.	Turks & Caicos	100	100
TransGlobe GOS Inc.	Turks & Caicos	100	100

21. SEGMENTAL ANALYSIS

The Company has two reportable operating segments: the Arab Republic of Egypt and the Republic of Yemen. The Company, through its operating segments, is engaged primarily in oil exploration, development and production and the acquisition of properties.

In presenting information on the basis of operating segments, segment revenue is based on the geographical location of assets which is also consistent with the location of the segment customers. Segmented assets are also based on the geographical location of the assets. There are no inter-segment sales.

20	Q1 2011

The accounting policies of the operating segments are the same as the Company’s accounting policies described in Note 3. The following is an analysis of reported segment earnings, revenues, operating expenses and depreciation, depletion and amortization expenses analyzed by operating segment and reconciled to the Company’s Consolidated Financial Statements:

	Egypt		Yemen		Total
	Three months Ended		Three Months Ended		Three Months Ended
	March 31,		March 31,		March 31,
(000s)	2011	2010	2011	2010	2011	2010
Revenue
Oil sales, net of royalties and other	$41,357	$26,087	$11,506	$11,317	$52,863	$37,404

Segmented expenses
Production and operating	5,318	3,642	2,229	2,145	7,547	5,787
Depletion, depreciation and amortization	6,242	4,465	1,390	1,737	7,632	6,202
Income taxes - current	13,105	6,313	3,223	2,307	16,328	8,620
Impairment loss	11,660	-	-	-	11,660	-

Total segmented expenses	36,325	14,420	6,842	6,189	43,167	20,609

Segmented earnings	$5,032	$11,667	$4,664	$5,128	9,696	16,795
Non-segmented expenses (income)
Derivative loss on commodity contracts					551	22
General and administrative					4,519	3,356
Foreign exchange loss					121	164
Depreciation and amortization					128	51
Income taxes - deferred					207	120
Finance revenue					(62)	(4)
Finance costs					1,343	485

Total non-segmented expenses					6,807	4,194

Net earnings for the period					$2,889	$12,601

Capital expenditures
Exploration and development	$16,754	$12,514	$2,187	$661	$18,941	$13,175
Corporate					1,366	54

Total capital expenditures	$16,754	$12,514	$2,187	$661	$20,307	$13,229

21	Q1 2011

The carrying amounts of reportable segment assets and liabilities are as follows:

March 31, 2011
(000s)	Egypt	Yemen	Total
Assets
Intangible exploration and evaluation assets	$1,563	$13,488	$15,051
Property and equipment
Petroleum properties	150,403	35,541	185,944
Other assets	1,532	-	1,532
Goodwill	8,180	-	8,180
Other	100,857	13,293	114,150
Segmented assets	262,535	62,322	324,857
Non-segmented assets			79,327

Total assets			$404,184

Liabilities
Accounts payable and accrued liabilities	$46,094	$3,962	$50,056
Segmented liabilities	46,094	3,962	50,056
Non-segmented liabilities			95,679

Total liabilities			$145,735

December 31, 2010
(000s)	Egypt	Yemen	Total
Assets
Intangible exploration and evaluation assets	$9,783	$12,826	$22,609
Property and equipment
Petroleum properties	143,233	35,406	178,639
Other assets	1,630	-	1,630
Goodwill	8,180	-	8,180
Other	71,504	11,378	82,882
Segmented assets	234,330	59,610	293,940
Non-segmented assets			51,685

Total assets			$345,625

Liabilities
Accounts payable and accrued liabilities	$31,321	$5,980	$37,301
Segmented liabilities	31,321	5,980	37,301
Non-segmented liabilities			126,134

Total liabilities			$163,435

January 1, 2010
(000s)	Egypt	Yemen	Total
Assets
Intangible exploration and evaluation assets	$9,874	$10,529	$20,403
Property and equipment
Petroleum properties	107,327	36,682	144,009
Other assets	1,836	-	1,836
Goodwill	8,180	-	8,180
Other	41,347	5,877	47,224
Segmented assets	168,564	53,088	221,652
Non-segmented assets			6,750

Total assets			$228,402

Liabilities
Accounts payable and accrued liabilities	$10,788	$1,373	$12,161
Segmented liabilities	10,788	1,373	12,161
Non-segmented liabilities			86,344

Total liabilities			$98,505

22	Q1 2011

22. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in operating non-cash working capital consisted of the following:

(000s)	2011	2010
Operating activities
Increase (decrease) in current assets
Accounts receivable	$(31,507)	$(10,497)
Prepaids and other	1,206	(286)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	9,216	3,199

	$(21,085)	$(7,584)

23. FIRST TIME ADOPTION OF IFRS

These are the Company’s first Condensed Consolidated Interim Financial Statements for the first quarter of the period covered by the first consolidated annual financial statements presented in accordance with IFRS for the year ending December 31, 2011.

IFRS is applied retrospectively at the transition date of January 1, 2010 with all adjustments to assets and liabilities as stated under Canadian Generally Accepted Accounting Principles (“GAAP”) taken to retained earnings unless certain exceptions and exemptions are applied.

IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, permits first time adopters of IFRS a number of exemptions. The Company has elected to utilize the following exemptions for first-time adoption of IFRS:

(i)

With respect to IFRS 3, Business Combinations, IFRS 1 allows for an implementation of the IFRS business combination rules on a prospective basis, therefore, business combinations entered into prior to January 1, 2010 will not be retrospectively restated;

(ii)

With respect to IAS 21, The Effects of Changes in Foreign Exchange Rates, IFRS 1 allows foreign currency translation adjustments classified in accumulated other comprehensive income to be deemed zero and reclassified to retained earnings on January 1, 2010, and for the retrospective restatement of foreign currency translation under IFRS to not be required;

(iii)

With respect to IFRS 2, Share-based payments, IFRS 1 does not require stock options that vested prior to January 1, 2010 and share appreciation rights that settled prior to January 1, 2010 to be retrospectively restated. Therefore, IFRS requirements apply only to those options that were unvested and share appreciation rights that were unsettled at the date of transition;

(iv)

With respect to IAS 16, Property, Plant and Equipment and IFRS 6, Exploration for and Evaluation of Mineral Resources, IFRS 1 allows for the petroleum asset balance as determined under the Company’s previous accounting framework (Canadian GAAP) to be allocated to the IFRS categories of exploration and evaluation assets and development and production properties. Under the exemption, for assets in the development or production phases, the amount is allocated to the underlying IFRS transitional assets on a pro-rata basis using reserve values as of the IFRS transition date.

(v)	With respect to IFRS 23, Borrowing Costs, IFRS 1 allows borrowing cost disclosures relating to qualifying assets to be applied prospectively from the IFRS transition date.

These mandatory exceptions and optional exemptions are applied in preparing:

(i)	The Condensed Consolidated Interim Financial Statements as at and for the three months ended March 31, 2011,

(ii)	The Condensed Consolidated Financial Statements as at and for the year ended December 31, 2010 prepared in accordance with IFRS for comparative purposes,

(iii)	The Condensed Consolidated Interim Financial Statements as at and for the three months ended March 31, 2010 prepared in accordance with IFRS for comparative purposes, and

(iv)	The opening IFRS consolidated balance sheet on January 1, 2010.

IFRS employs a conceptual framework that is similar to Canadian GAAP. While the adoption of IFRS has not changed the net increase or decrease in cash and cash equivalents for any given period, the adoption has resulted in changes to the reported financial position and results of operations of the Company. The Company has prepared the following summary of adjustments to reconcile the assets, liabilities, equity, earnings and cash flows of the Company under IFRS with those reported under Canadian GAAP:

23	Q1 2011

Reconciliation of assets, liabilities and shareholders’ equity as at January 1, 2010

(Expressed in thousands of U.S. Dollars)

		As at	Effect of	As at
		January 1, 2010	Transition	January 1, 2010
	Notes	(Cdn GAAP)	to IFRS	(IFRS)

ASSETS
Current
Cash and cash equivalents		$16,177	$-	$16,177
Accounts receivable		35,319	-	35,319
Prepaids and other		1,909	-	1,909
Derivative commodity contracts		-	-	-

		53,405	-	53,405

Non-Current
Restricted cash		-	-	-
Intangible exploration and evaluation assets	(c) (d)	-	20,403	20,403
Property and equipment	(c)	167,297	(167,297)	-
Petroleum properties	(c)	-	144,009	144,009
Other assets	(c)	-	2,405	2,405
Goodwill		8,180	-	8,180

		$228,882	$(480)	$228,402

LIABILITIES
Current
Accounts payable and accrued liabilities		$14,879	$-	$14,879
Derivative commodity contracts		514	-	514
Current portion of long-term debt		49,799	-	49,799

		65,192	-	65,192

Non-current
Long-term debt		-	-	-
Deferred taxes	(f)	-	33,313	33,313

		65,192	33,313	98,505

SHAREHOLDERS’ EQUITY
Share capital		66,106	-	66,106
Contributed surplus	(a)	6,691	1,366	8,057
Accumulated other comprehensive income	(b)	10,880	(10,880)	-
Retained earnings	(a) (b) (d)	80,013	(24,279)	55,734
	(f)

		163,690	(33,793)	129,897

		$228,882	$(480)	$228,402

24	Q1 2011

Reconciliation of assets, liabilities and shareholders’ equity as at March 31, 2010

(Expressed in thousands of U.S. Dollars)

		As at	Effect of	As at
		March 31,2010	Transition to	March 31,2010
	Notes	(Cdn GAAP)	IFRS	(IFRS)

ASSETS
Current
Cash and cash equivalents		$18,845	$-	$18,845
Accounts receivable		45,815	-	45,815
Prepaids and other		2,204	-	2,204
Derivative commodity contracts		-	-	-

		66,864	-	66,864

Non-Current
Restricted cash		-	-	-
Intangible exploration and evaluation assets	(c) (d)	-	26,350	26,350
Property and equipment	(c)	173,402	(173,402)	-
Petroleum properties	(c) (e)	-	144,965	144,965
Other assets	(c)	-	2,478	2,478
Goodwill		8,180	-	8,180

		$248,446	$391	$248,837

LIABILITIES
Current
Accounts payable and accrued liabilities	(a)	$22,583	$3	$22,586
Derivative commodity contracts		170	-	170
Current portion of long-term debt		49,888	-	49,888

		72,641	3	72,644

Non-current
Long-term debt		-	-	-
Deferred taxes	(f)	-	33,433	33,433

		72,641	33,436	106,077

SHAREHOLDERS’ EQUITY
Share capital		66,277	-	66,277
Contributed surplus	(a)	7,037	1,111	8,148
Accumulated other comprehensive income	(b)	10,880	(10,880)	-

Retained earnings	(a) (b) (c)	91,611	(23,276)	68,335
	(d) (e) (f)

		175,805	(33,045)	142,760

		$248,446	$391	$248,837

25	Q1 2011

Reconciliation of assets, liabilities and shareholders’ equity as at December 31, 2010

(Expressed in thousands of U.S. Dollars)

				As at
		As at	Effect of	December 31,
		December 31,2010	Transition to	2010
	Notes	(Cdn GAAP)	IFRS	(IFRS)

ASSETS
Current
Cash and cash equivalents		$57,782	$-	$57,782
Accounts receivable		69,085	-	69,085
Prepaids and other		2,867	-	2,867
Derivative commodity contracts		303	-	303

		130,037	-	130,037

Non-Current
Restricted cash		3,387	-	3,387
Intangible exploration and evaluation assets	(c) (d)	-	22,609	22,609
Property and equipment	(c)	200,297	(200,297)	-
Petroleum properties	(c) (e)	-	178,639	178,639
Other assets	(c)	-	2,773	2,773
Goodwill		8,180	-	8,180

		$341,901	$3,724	$345,625

LIABILITIES
Current
Accounts payable and accrued liabilities	(a)	$41,772	$36	$41,808
Derivative commodity contracts		-	-	-
Current portion of long-term debt		-	-	-

		41,772	36	41,808

Non-Current
Long-term debt		86,420	-	86,420
Deferred taxes	(f)	-	35,207	35,207

		128,192	35,243	163,435

SHAREHOLDERS’ EQUITY
Share capital	(a)	80,193	(87)	80,106
Contributed surplus	(a)	4,756	1,029	5,785
Accumulated other comprehensive income	(b)	10,880	(10,880)	-
	(a) (b) (c)
Retained earnings	(d) (e)	117,880	(21,581)	96,299
	(f)

		213,709	(31,519)	182,190

		$341,901	$3,724	$345,625

26	Q1 2011

Reconciliation of earnings and comprehensive income for three months ended March 31, 2010

(Expressed in thousands of U.S. Dollars)

			Effect of
		March 31, 2010	Transition to	March 31, 2010
	Notes	(Cdn GAAP)	IFRS	(IFRS)
REVENUE
Oil sales, net of royalties and other		$37,404	$-	$37,404
Derivative loss on commodity contracts		(22)	-	(22)
Finance revenue		-	4	4
		37,382	4	37,386

EXPENSES
Production and operating		5,787	-	5,787
General and administrative	(c) (d)	3,385	(29)	3,356
Foreign exchange loss		164	-	164
Finance costs		485	-	485
Depletion, depreciation and amortization	(e)	7,343	(1,090)	6,253
		17,164	(1,119)	16,045

Earnings before income taxes		20,218	1,123	21,341

Income taxes – current		8,620	-	8,620
Income taxes – deferred	(f)	-	120	120
		8,620	120	8,740

Net earnings and comprehensive income for the period		$11,598	$1,003	$12,601

27	Q1 2011

Reconciliation of earnings and comprehensive income for year ended December 31, 2010

(Expressed in thousands of U.S. Dollars)

		December 31,	Effect of
		2010	Transition to	December 31, 2010
	Notes	(Cdn GAAP)	IFRS	(IFRS)
REVENUE
Oil sales, net of royalties and other		$157,220	$-	$157,220
Derivative gain (loss) on commodity contracts		(670)	-	(670)
Finance revenue		28	-	28
		156,578	-	156,578

EXPENSES
Production and operating		26,850	-	26,850
General and administrative	(c) (d)	14,588	1,201	15,789
Foreign exchange (gain) loss		216	-	216
Finance costs		3,317	-	3,317
Depletion, depreciation and amortization	(e)	33,933	(5,793)	28,140
		78,904	(4,592)	74,312

Earnings before income taxes		77,674	4,592	82,266

Income taxes - current		39,807	-	39,807
Income taxes - deferred	(f)	-	1,894	1,894
		39,807	1,894	41,701

Net earnings and comprehensive income for the period		$37,867	$2,698	$40,565

28	Q1 2011

Reconciliation of cash flows for three months ended March 31, 2010

(Expressed in thousands of U.S. Dollars)

			Effect of
		March 31, 2010	transition to	March 31, 2010
	Notes	(Cdn GAAP)	IFRS	(IFRS)

CASH FLOWS RELATED TO THE
FOLLOWING ACTIVITIES:

OPERATING
Net earnings for the period		$11,598	$1,003	$12,601
Adjustments for:
Depletion, depreciation and amortization	(e)	7,343	(1,090)	6,253
Amortization of deferred financing costs		89	(89)	-
Stock-based compensation	(a)	387	(252)	135
Finance costs		-	485	485
Income tax expense		-	8,740	8,740
Unrealized (gain) loss on commodity contracts		(344)	-	(344)
Interest paid		-	(396)	(396)
Taxes paid		-	(8,620)	(8,620)
Changes in non-cash working capital		(14,819)	7,235	(7,584)

Net cash generated by (used in) operating activities		4,254	7,016	11,270

INVESTING
Additions to petroleum properties	(c)	-	(6,548)	(6,548)
Additions to intangible exploration and evaluation assets	(c)	-	(1,895)	(1,895)
Additions to other assets	(c)	-	(289)	(289)
Additions to property and equipment	(c)	(13,447)	13,447	-
Changes in non-cash working capital		11,731	(11,731)	-

Net cash generated by (used in) investing activities		(1,716)	(7,016)	(8,732)

FINANCING
Issue of common shares for cash		130	-	130

Net cash generated by (used in) financing activities		130	-	130

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		2,668	-	2,668

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		16,177	-	16,177

CASH AND CASH EQUIVALENTS, END OF PERIOD		$18,845	$-	$18,845

29	Q1 2011

Reconciliation of cash flows for year ended December 31, 2010

(Expressed in thousands of U.S. Dollars)

		December 31,	Effect of
		2010	transition to	December 31, 2010
	Notes	(Cdn GAAP)	IFRS	(IFRS)

CASH FLOWS RELATED TO THE
FOLLOWING ACTIVITIES:

OPERATING
Net earnings for the year		$37,867	$2,698	$40,565
Adjustments for:
Depletion, depreciation and amortization	(e)	33,933	(5,793)	28,140
Amortization of deferred financing costs		836	(836)	-
Stock-based compensation	(a)	2,749	(389)	2,360
Finance costs		-	3,317	3,317
Income tax expense		-	41,701	41,701
Unrealized (gain) loss on commodity contracts		(816)	-	(816)
Interest paid		-	(2,481)	(2,481)
Taxes paid		-	(39,807)	(39,807)
Changes in non-cash working capital		(23,065)	4,679	(18,386)

Net cash generated by (used in) operating activities		51,504	3,089	54,593

INVESTING
Additions to petroleum properties	(c)	-	(52,360)	(52,360)
Additions to intangible exploration assets	(c)	-	(2,105)	(2,105)
Additions to other assets	(c)	-	(879)	(879)
Additions to property and equipment		(66,932)	66,932	-
Changes in restricted cash	(c)	(3,387)	-	(3,387)
Changes in non-cash working capital		14,677	(14,677)	-

Net cash generated by (used in) investing activities		(55,642)	(3,089)	(58,731)

FINANCING
Issue of common shares for cash		9,959	-	9,959
Increase in long-term debt		95,916	-	95,916
Repayments of long-term debt		(55,916)	-	(55,916)
Deferred financing costs		(4,216)	-	(4,216)

Net cash generated by (used in) financing activities		45,743	-	45,743

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		41,605	-	41,605

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		16,177	-	16,177

CASH AND CASH EQUIVALENTS, END OF PERIOD		$57,782	$-	$57,782

30	Q1 2011

Reconciliation of changes in shareholders’ equity for the three months ended March 31, 2010

(Expressed in thousands of U.S. Dollars)

	Notes	March 31,	Effect of	March 31,
		2010	Transition to	2010
		(Cdn GAAP)	IFRS	(IFRS)

Share Capital
Balance, beginning of period		$66,106	$-	$66,106
Stock options exercised		130	-	130
Share issuance		-	-	-
Share issue costs		-	-	-
Stock-based compensation on exercise	(a)	41	-	41
Balance, end of period	(a)	$66,277	$-	$66,277

Contributed Surplus
Balance, beginning of period	(a)	$6,691	$1,366	$8,057
Stock-based compensation expense	(a)	387	(255)	132
Transfer to share capital on exercise of options		(41)	-	(41)
Balance, end of period	(a)	$7,037	$1,111	$8,148

Accumulated Other Comprehensive Income
Balance, beginning of period	(b)	$10,880	$(10,880)	$-
Other comprehensive income		-	-	-
Balance, end of period	(b)	$10,880	$(10,880)	$-

Retained Earnings
Balance, beginning of period	(a)(b)(c)	$80,013	$(24,279)	$55,734
Net earning	(a)(b)(c)(e)	11,598	1,003	12,601
Balance, end of period	(a)(b)(c)(e)	$91,611	$(23,276)	$68,335

31	Q1 2011

Reconciliation of changes in shareholders’ equity for the year ended December 31, 2010

(Expressed in thousands of U.S. Dollars)

	Notes	December 31,	Effect of	December 31,
		2010	Transition to	2010
		(Cdn GAAP)	IFRS	(IFRS)

Share Capital
Balance, beginning of period		$66,106	$-	$66,106
Stock options exercised		9,959	-	9,959
Share issuance		-	-	-
Share issue costs		-	-	-
Stock-based compensation on exercise	(a)	4,128	(87)	4,041
Balance, end of period	(a)	$80,193	$(87)	$80,106

Contributed Surplus
Balance, beginning of period	(a)	$6,691	$1,366	$8,057
Stock-based compensation expense	(a)	2,193	(424)	1,769
Transfer to share capital on exercise of options		(4,128)	87	(4,041)
Balance, end of period	(a)	$4,756	$1,029	$5,785

Accumulated Other Comprehensive Income
Balance, beginning of period	(b)	$10,880	$(10,880)	$-
Other comprehensive income		-	-	-
Balance, end of period	(b)	$10,880	$(10,880)	$-

Retained Earnings
Balance, beginning of period	(a)(b)(c)	$80,013	$(24,279)	$55,734
Net earning	(a)(b)(c)(e)	37,867	2,698	40,565
Balance, end of period	(a)(b)(c)(e)	$117,880	$(21,581)	$96,299

32	Q1 2011

Explanation of the above reconciliations from Canadian GAAP to IFRS

(a) Share-based payment transactions

Under Canadian GAAP – The Company measured share-based compensation related to share-purchase options at the fair value of options granted using the lattice-based binomial option pricing model and recognized this expense on a straight-line basis over the vesting period of the options. The fair value of the options granted was measured on the date of the grant. The Company measured the share-based compensation related to share appreciation rights at their intrinsic value less any unvested portion, and accrued the unvested portion evenly over the vesting period. The mark-to-market change in the obligation of the share appreciation rights was determined each reporting period and recognized through earnings.

Under IFRS – The Company continued to measure share-based compensation related to share-purchase options at the fair value of options granted using the same option pricing model; however, the fair value of the options granted was determined separately for each tranche of awards with different vesting dates, as each tranche is considered a separate grant for the purpose of calculating fair value. The fair value of options granted was recognized as compensation expense over the vesting period of the respective tranche. The Company measured share-based compensation related to share appreciation rights at the grant date fair value using the same option-pricing model used for share-purchase options. Subsequent to grant, the liability was re-measured at each reporting date with changes to fair value recognized through earnings.

The effect of transition to IFRS for share-based payments related to share-purchase options is an accelerated expensing of the share-based payments as the fair value is weighted more heavily toward the periods closer to the date of issuance of the stock options. The adjustment for the change in treatment of share-based payments results in an increase in contributed surplus of $1.4 million with a corresponding decrease in retained earnings. There were no share appreciation rights outstanding at January 1, 2010, therefore, there was no effect on transition to IFRS with respect to cash-settled share-based payments. The effect of transition to IFRS on the December 31, 2010 and March 31, 2010 comparative balances are as presented.

(b) Cumulative translation differences

Under Canadian GAAP – Translation differences and cumulative net exchange differences for each self-sustaining foreign operation are classified in a separate component of equity. Prior to May 1, 2008, the Company’s foreign operations were considered to be self-sustaining and consequently were translated using the current rate method. Under the current rate method, assets and liabilities were translated at the period-end exchange rates, while revenues and expenses were translated using rates for the period and gains and losses were included in accumulated other comprehensive income.

Under IFRS – The classification of translation differences and cumulative net exchange differences is dependent on the functional currency of the entity and is measured based on the currency of the primary economic environment in which it operates. The IFRS 1 exemption allows a first-time adopter to eliminate the cumulative net exchange differences classified in accumulated other comprehensive income and avoid retrospective restatement of foreign currency translation requirements.

The effect of transition to IFRS for cumulative translation differences is a decrease in accumulated other comprehensive income of $10.9 million with a corresponding increase in retained earnings. The effect of transition to IFRS on the December 31, 2010 and March 31, 2010 comparative balances are as presented.

(c) Property and equipment

Under Canadian GAAP – The Company followed full cost accounting as prescribed in Accounting Guideline 16, Oil and Gas Accounting – Full Cost, whereby all pre-exploration and evaluation costs, E&E costs, including undeveloped land and costs relating to pre-commercial exploration or development, and Development and Production (“D&P”) costs were included in the property and equipment balance on the Consolidated Balance Sheet and depleted at the country level.

Under IFRS – Commencing January 1, 2010, the Company has applied both IFRS 6, Exploration for and Evaluation of Mineral Resources, and IAS 16, Property, Plant and Equipment, depending on the nature of the expenditures, as follows:

i.	Pre-E&E costs are expensed as incurred.

ii.

E&E costs, as determined based on Canadian GAAP, are moved out of the property and equipment balance and reported separately as intangible exploration and evaluation assets on the Condensed Consolidated Interim Balance Sheet. E&E costs are not depleted but assessed for impairment and unrecoverable costs are expensed. When a project is considered technically feasible and commercially viable, the costs are moved to D&P category of petroleum properties and depletion commences.

iii.

D&P costs, as determined under Canadian GAAP, remain in the petroleum assets balance on the Condensed Consolidated Interim Balance Sheet. D&P costs have been allocated to the underlying IFRS transitional assets on a pro-rata basis using the reserve value as of the IFRS transition date.

The effect on the Company’s opening consolidated balance sheet was a decrease in the property and equipment balance of $20.9 million and a $20.4 million increase in the intangible exploration and evaluation assets balance, now presented separately from property and equipment, and a reallocation of property and equipment costs ($146.4 million) to the underlying transitional assets, categorized within petroleum properties ($144.0 million) and other assets ($2.4 million), based on reserve values. The effect of transition to IFRS on the December 31, 2010 and March 31, 2010 comparative balances are as presented.

The effect of transition to IFRS was the expensing of certain previously capitalized pre-licensing costs, resulting in a decrease to intangible exploration and evaluation assets of $0.5 million and a corresponding decrease in retained earnings. The effect of transition to IFRS on the December 31, 2010 and March 31, 2010 comparative balances are as presented.

33	Q1 2011

(d) Impairment

Under Canadian GAAP - An impairment loss was recognized when the carrying amount of a cost centre was not recoverable. Each country in which the Company operates was defined as a separate cost centre.

Under IFRS – An impairment loss is also recognized when the carrying amount of the assets is not recoverable. However, the assessment must be determined at the Cash Generating Unit level as opposed to the country level. Under IFRS, previous impairment calculations can be reversed when circumstances indicate impairment no longer exists.

(e) Depletion and depreciation

Under Canadian GAAP – Development and production costs were included in the property and equipment balance and were depleted using a reserve base of Proved reserves.

Under IFRS – The Company continues to capitalize development and production costs as property and equipment; however, these costs are depleted using a reserve base of Proved plus Probable reserves.

The effect of transition to IFRS was the expensing of development and production costs over a larger reserve base and including future capital costs associated with the larger reserve base, resulting in a decrease to depletion and depreciation expense and a corresponding increase in retained earnings on the December 31, 2010 and March 31, 2010 comparative balances as presented.

(f) Income tax

Under Canadian GAAP – The Company used the liability method to account for income taxes, whereby future income taxes were determined based on the difference between assets and liabilities reported for financial accounting purposes from those reported for income tax. Future income tax assets and liabilities were measured using the substantively enacted tax rates expected to apply to taxable income in the years in which the temporary differences were expected to be recovered or settled. When the cost of an asset was not deductible in determining taxable income and any proceeds arising from its eventual disposal would not be included in the determination of taxable income, no temporary differences arose.

Under IFRS – The Company continues to account for all deferred income taxes consistent with the previous methodology; however, deferred tax liabilities are recognized for all taxable temporary differences, except to the extent it arises from the initial recognition of an asset or liability that is not a business combination, and at the time of the transaction affects neither accounting profit nor taxable profit. The existing contractual arrangements in foreign jurisdictions continue to be in effect and in accordance with IAS 12, Income Taxes, certain transactions have been determined to have deferred income tax consequences.

The effect of transition to IFRS was an increase to deferred tax liabilities of $33.3 million with a corresponding decrease in retained earnings. The effect of transition to IFRS on the income tax expense for December 31, 2010 and March 31, 2010 comparative balances were an increase of $1.9 million and $0.1 million, respectively.

Cash flows

The adoption of IFRS has had no impact on the Company’s net increase or decrease in cash and cash equivalents for any given period. The changes made to the Condensed Consolidated Interim Balance Sheet and Condensed Consolidated Interim Statement of Comprehensive Income have resulted in reclassifications of various amounts on the Condensed Consolidated Interim Statement of Cash Flows.

34	Q1 2011